January 31, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:  James Lopez, Staff Attorney

    Christopher Dunham, Staff Attorney

    Howard Efron, Staff Accountant

    Isaac Esquivel, Staff Accountant

Re: Brookfield Business Partners L.P.

Form 20-F for Fiscal Year Ended December 31, 2020

Filed March 17, 2021

File No. 001-37775

Dear Ladies and Gentlemen:

Set forth below are the responses of Brookfield Business Partners L.P. (“we,” “our” or the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 21, 2022, with respect to the Partnership’s Form 20-F for Fiscal Year Ended December 31, 2020.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

1.	Reference is made to the reconciliation of Adjusted FFO provided in Appendix 1 of your letter dated November 15, 2021. Please revise disclosure in future filings to describe what is included in "Gain (loss) on acquisitions/dispositions, net in Adjusted FFO" and "Other income (expense), net in Adjusted FFO" and to explain why these adjustments are appropriate non-IFRS adjustments. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In your revised disclosure please also clarify what is meant by the term “economic share,” which is a term used in footnote (4) of the reconciliation.

The Partnership acknowledges the Staff’s comment and refers the Staff to our response to comment 3.

BROOKFIELD BUSINESS PARTNERS L.P.

73 FRONT STREET, HAMILTON HM 12, BERMUDA

T +1 441.294.1443   bbu.brookfield.com

The Partnership confirms that if in the future the Partnership presents total Adjusted FFO (or a similar non-IFRS measure as further described in our response to comment 3) as a non-IFRS measure, the Partnership will describe what is included in "Gain (loss) on acquisitions/dispositions, net in Adjusted FFO" and "Other income (expense), net in Adjusted FFO" (or comparably named adjustments) and will explain why these adjustments are appropriate non-IFRS adjustments

The Partnership further advises the Staff that in future filings, beginning with our Form 20-F for the year ending December 31, 2021, we will revise our disclosure (including in the segment footnote to the Partnership’s financial statements) to clarify that the term “economic share” refers to our ownership percentage in our underlying businesses excluding non-controlling interests as determined under IFRS.

2.	We note from your response to comment 1 that the caption "Legal provisions, provisions and write-offs for bad debts, and other" included in “Other income (expense), net” in your reconciliation of Adjusted EBITDA and Adjusted FFO totaled $90 million and $289 million for the 9-month period ended September 30, 2021 and for the year ended December 31, 2020, respectively. Please revise disclosure in future filings to clarify why you feel that making an adjustment to exclude legal provisions, provisions and write-offs for bad debts from Adjusted EBITDA and Adjusted FFO is appropriate. Your revised disclosure should address the nature of these provisions and write-offs of bad debts and why, if it is the case, that you do not view these expenses to be normal and recurring expenses of your businesses. Refer to question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Partnership acknowledges the Staff’s comment and with respect to Adjusted EBITDA, the Partnership confirms that in future filings, beginning with our Form 20-F for the year ending December 31, 2021, to the extent applicable, we will revise our disclosure to describe why any adjustment to exclude legal provisions and provisions and write-offs for bad debts from Adjusted EBITDA is appropriate, the nature of these provisions and write-offs of bad debts, and why these expenses are not normal and recurring expenses of our businesses.

With respect to Adjusted FFO, the partnership refers the Staff to our response to comment 3.

The Partnership further advises the Staff that if in the future the Partnership presents total Adjusted FFO (or a similar non-IFRS measure as further described in our response to comment 3) as a non-IFRS measure, the Partnership will describe why any adjustment to exclude legal provisions and provisions and write-offs for bad debts from Adjusted EBITDA and total Adjusted Earnings from Operations is appropriate, the nature of these provisions and write-offs of bad debts, and why these expenses are not normal and recurring expenses of our businesses.

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3.	We note your response to prior comment 2 and it appears that the caption of “Adjusted FFO” and the use of your measure are not aligned with the objective of a FFO measure. Please revise the caption of your non-IFRS measure to be consistent with the objective of your measure.

The Partnership acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with our Form 20-F for the year ending December 31, 2021, the Partnership will change the terminology of its segment measure of profit and loss from “Adjusted FFO” to “Adjusted Earnings from Operations”.

The Partnership further advises the Staff that in future filings, beginning with our Form 20-F for the year ending December 31, 2021, the Partnership will no longer report on total Adjusted FFO (now to be named “Adjusted Earnings from Operations”) within its MD&A.

To the extent in future filings the Partnership presents total Adjusted Earnings from Operations as a non-IFRS measure, the Partnership will present such measure in accordance with our responses to comments 1, 2 and 4.

4.	We note your response to prior comment 3 and it appears that your “Income tax expense (recovery) – Deferred” adjustment represents an individually tailored recognition method. Please revise your adjustment in future filings to provide income tax effects that include current and deferred income taxes commensurate with your non-IFRS measure. Please also revise your disclosure to clearly explain the details of the adjustment. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Partnership acknowledges the Staff’s comment and refers the Staff to our response to comment 3.

The Partnership further advises the Staff that if in the future the Partnership presents total Adjusted Earnings from Operations (or a similar measure) as a non-IFRS measure, the Partnership will comply with 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 359-8585 or Mile Kurta of Torys LLP at (212) 880-6363.

Very Truly Yours

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title:	Chief Financial Officer, Brookfield Business Partners L.P.

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